Burns Philp

02 DEC 13 AM 9:10

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	13 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

SUPPL

ACQUISITION OF SHARES IN GOODMAND FIELDER LIMITED

Please see attached copy of an announcement released to the Australian Stock Exchange today.

02060562

Yours sincerely

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.1

dlw 12/19

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

13 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates,

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

On 12 December 2002, the Company, through its wholly owned subsidiary BPC1 Pty Limited, purchased approximately 14.9% of the ordinary shares in Goodman Fielder Limited. The purchases were made at $1.85 following the close of trade.

A more detailed announcement on the Company's intentions in relation to this acquisition will be made shortly.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls

\\NTF51\GROUP\users\SECRETAR\WORD\HELEN\ASX\gatesASX13Dec2002.doc

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 DEC 13 AM 9:10

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	13 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	7 pages (including cover sheet)

BURNS PHILP TO MAKE OFF-MARKET TAKEOVER BID FOR GOODMAN FIELDER

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.6

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

13 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

BURNS PHILP TO MAKE OFF-MARKET TAKEOVER BID FOR GOODMAN FIELDER

Burns, Philp & Company Limited (Burns Philp) announces that it intends, through a wholly owned subsidiary, to make a conditional, off-market, cash takeover bid for all the issued ordinary shares in Goodman Fielder Limited (Goodman Fielder), at $1.85 per share.

On 12 December 2002, Burns Philp acquired approximately 14.9% of the ordinary shares in Goodman Fielder from a number of institutional and retail shareholders. As a result, Burns Philp will be the largest shareholder in Goodman Fielder.

Mr Tom Degnan, Managing Director and Chief Executive Officer of Burns Philp, said: "The Goodman Fielder businesses are attractive to us and we have reflected that in our offer price which represents a significant premium."

The offer price of **$1.85** per ordinary share represents a premium of **24.2%** to the closing price of Goodman Fielder Shares on ASX on 11 December 2002, and a premium of **28.5%** over the volume weighted average sale price of Goodman Fielder Shares on ASX in the one month prior to that date.

Rationale for the Offer

The proposed acquisition of Goodman Fielder by Burns Philp represents a continuation of Burns Philp's strategy to develop its business both organically and by acquisition, with its focus continuing on its mix of ingredients businesses and consumer branded foods businesses. Following the divestment of two divisions earlier this year (terminals and

Burns Philp

vinegar) and the acquisition of the Fleischmann's ingredients and consumer branded products business in South America, the Burns Philp group derives approximately half of its earnings before interest and tax (EBIT) from its consumer branded foods businesses and half from its ingredients businesses.

Conditions

The bid will be subject to four categories of conditions: (1) regulatory, (2) accounting, (3) material change, (4) finance and minimum acceptance. These are summarised in the annexure.

Detailed information in relation to the bid will be set out in a bidder's statement to be lodged with ASIC and provided to Goodman Fielder and relevant stock exchanges shortly.

Funding

Burns Philp will fund the consideration payable under the offer through a combination of existing cash reserves, new debt and equity proceeds received on the exercise of options.

The Burns Philp group holds approximately $770 million cash on deposit, which is available to fund the acquisition of Goodman Fielder shares.

In addition, a number of financiers, led by Credit Suisse First Boston, have provided the Burns Philp group with underwritten commitments for the provision of new debt facilities for an amount sufficient to meet the consideration under the bid, the costs associated with the bid, and the refinancing of certain existing funding facilities of Burns Philp and Goodman Fielder, as required.

Entities associated with the Deputy Chairman and largest shareholder of Burns Philp, Mr Hart, have exercised a total of approximately 250 million 14 August 2003 Burns Philp options. The early exercise of these options raised approximately $50 million of additional equity and cash reserves for the Company.

New Zealand Dairy Foods

As part of Burns Philp's growth strategy, the Company is considering the acquisition of New Zealand Dairy Foods Limited (NZDF), a business which processes and distributes milk and flavoured beverages, yoghurts, cheeses, butters and other dairy foods throughout New Zealand. NZDF would be part of Burns Philp's consumer branded group.

Burns Philp

NZDF is 100% owned by private entities associated with Mr Hart.

Any decision on this transaction would be subject to a report by an independent expert and the vote of Burns Philp shareholders not associated with Mr Hart.

Conclusion

Completion of the initiatives outlined above will provide the Burns Philp group with a platform for broader participation in the consumer branded food and non-alcoholic beverage industries in Australasia.

For further information contact:

Graham Canning/Peter Brookes
Cannings
Suite 502, Grafton Bond Building
201 Kent Street
Sydney NSW 2000
Phone: 02 9252 0622
Fax: 02 9252 0707

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Annexure

Summary of Bid Conditions[1]

(1) Regulatory approval conditions

All necessary regulatory approvals being obtained and remaining in force on an unconditional basis, including Foreign Investment Review Board approval, ACCC clearance, New Zealand Commerce Commission clearance and Expiry of Hart-Scott-Rodino waiting periods (if applicable).

No court, governmental, regulatory or similar decisions, orders, investigations, or applications in relation to the offer which restrain, prohibit or impede or threaten to restrain, prohibit or impede the bid or its completion or the implementation of the intentions set out in the bidder's statement (other than exercises of discretions by ASIC or the Takeovers Panel).

Either (1) ASX waiving Listing Rules 10.1 and 11.1 in relation to Burns Philp, or (2) if necessary, Burns Philp shareholder approval being obtained under those rules and ASIC providing appropriate modifications of the Corporations Act (for which application has been made).

(2) Accounting conditions

The board of directors of Goodman Fielder confirming that:

- In relation to the previous three financial years:
  - trading earnings before interest and tax does not include any non-recurring revenue items or exclude any recurring expense items;
  - rationalisation and restructuring costs do not include any recurring expense items;
  - no rationalisation and restructuring provisions have been applied towards the satisfaction of any recurring expenses.
- In relation to the financial year ending 30 June 2003:
  - Goodman Fielder's forecast consolidated net operating profit after tax of between $114 million and $128 million does not include any significant items;

[1] The following represents a summary only of the conditions to the offer and does not provide a comprehensive description of those conditions or their operation. The complete text and details of the conditions will be set out in the Bidder's Statement.

- the directors do not expect to incur rationalisation and restructuring costs in excess of $82.5 million, being the provision amount stated in note 16 in the 2002 annual accounts.

- The levels of inventories, debtors and trade creditors as at 30 June 2002 were reflective of ordinary course of business on arrangements not materially different from the preceding 11 months.

- There are no contingent liabilities (tax, environmental, warranty or other) or off-balance sheet debt items, the nature, size and existence of which were not disclosed in the 2002 annual accounts.

- A current actuarial valuation of the Goodman Fielder superannuation plan does not reveal a deficit.

(3) Material change conditions

No third parties exercising rights under agreements or instruments to which Goodman Fielder or any Goodman Fielder subsidiary is a party (or to which their assets may be bound or subject), which may, to an extent material to Goodman Fielder and its subsidiaries as a whole, result in moneys becoming payable, the agreement or instrument being modified or terminated, the interest of Goodman Fielder or any Goodman Fielder subsidiary in any entity being terminated or modified, or their business being adversely affected.

No material adverse change in the business, financial or trading position, assets or liabilities or profitability or prospects of Goodman Fielder and its subsidiaries taken as a whole (other than events triggered by the offer or its financing).

No event or change that could reasonably be expected to have a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries taken as a whole (other than events within the sole control of, or which are direct result of action by, Burns Philp, or events triggered by the offer or its financing).

No disruption or adverse change in financial, banking or capital markets or in the market for new issuances of leveraged loans, in each case, that could reasonably be expected to adversely affect the syndication of the debt facilities to be provided to Burns Philp in relation to the offer.

Other than as previously announced, no acquisitions of businesses or assets over $30,000,000, or disposals of all or any part of, or interest in, businesses or assets with a book value over $30,000,000 being made or announced, and the business of the Goodman Fielder group being operated in the ordinary course of ordinary business.

Flour supply arrangements following the sale of Goodman Fielder's Australian milling business being on substantially the same or improved terms as those applying within the Goodman Fielder group prior to the sale.

The S&P ASX 200 Index not falling below 2,700 (a fall of 9.6% from the closing level on 12 December 2002).

No prescribed occurrences occurring.

(4) Finance and minimum acceptance conditions

All preconditions to the availability of the facilities required for funding of the offers being and remaining satisfied and there being no event of default under those facilities.[2]

Minimum acceptance of 90%.

2 Availability of the facilities are subject to a number of preconditions, including (but not limited to) Burns Philp not consenting to the payment of dividends by Goodman Fielder, compliance with financial covenants, provision of financial information, no acquisitions of new businesses by Burns Philp, and absence of events of default. Full details will be set out in the Bidder's Statement.